United States securities and exchange commission logo





                             June 26, 2020

       Keith Anderson
       Chief Financial Officer
       American Well Corp
       75 State Street, 25th Floor
       Boston, MA 02109

                                                        Re: American Well Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 1,
2020
                                                            CIK No. 0001393584

       Dear Mr. Anderson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted June 1, 2020

       Prospectus Summary, page 1

   1. Please disclose in the summary that your largest customer, Anthem, accounted for 23% of your revenue in fiscal
2019 and 21% in fiscal 2018.
   2. Please explain the various references in the graphic on page 3. It is unclear what "K60,"
                                                        "K30," "K20," "C760,"
etc. refers to.
       Our Platform, page 4

   3. You describe the benefits of the Amwell Platform to include an open architecture that allows you to connect
to existing systems, devices, and endpoints. To the extent that the
 Keith Anderson
American Well Corp
June 26, 2020
Page 2
         open architecture also makes you more suspectible to hacking or malware that may compromise the safety of information stored on your system or the functionality of the platform itself, please revise your disclosure to clearly discuss the susceptibility and any material risks to the company.
We rely on data center providers, page 25

4. Please disclose whether you have experienced any material disruptions, outages, cyberattacks,or any security breaches to your technology platform or of your sensitive data. If so, please disclose such incidents, including the cost and impact of such incidents.
         Please also disclose the nature of the board's role in overseeing the company's cybersecurity risk management.

Our business could be adversely affected by legal challenges, page 46

5. We note your discussion of the significant impact of the relaxation of restrictions on telehealth services. Please address whether a return to the status quo would require you to unwind agreements or arrangements entered into since the start of the pandemic, or would otherwise prohibit the continued usage of your system by patients who scheduled first-
         time visits during this time period.
Health System Client Expansion and Retension, page 75

6. We note the health system client renewal rate disclosed on page 76. Please revise to include a discussion of what qualifies as a "renewal" for purposes of your metrics. For example, please tell us how and whether you account for a customer that renews at a lesser rate or for lesser services.
Healthcare Innovators, page 105

7. We note that your disclosure emphasizes your relationship with healthcare innovators.
         Please revise to describe the terms of your material agreements with such innovators and file the agreements as exhibits. If you do not have any material agreements of this nature, please revise your disclosure to more clearly reflect the scope of your relationships with healthcare innovators.
Core U.S. Digital Care Market, page 105
FirstName LastNameKeith Anderson
8. Please discuss the basis for your belief that approximately 35% of the approximately 883
Comapany    NameAmerican
       million              Wellvisits
               ambulatory care    Corpin the United States per year could be
treated through
       telehealth.
June 26, 2020 Page 2
FirstName LastName
 Keith Anderson
FirstName  LastNameKeith Anderson
American Well  Corp
Comapany
June       NameAmerican Well Corp
     26, 2020
June 26,
Page 3 2020 Page 3
FirstName LastName
Our Products
Modules and Programs, page 111

9. We note your statement that sales of modules and programs are included in subscription fees for the Amwell Platform. Please explain how the modules contribute to subscription fees, including pricing for modules. We also note your disclosure that your most advanced clients typically operate ten or more modules. Please disclose the percentage of your clients that operate ten or more modules, and the percentage of clients that subsequently add modules in addition to those models that were part of their initial subscription.
Clients, page 119

10. Please revise your disclosure to include the material terms of your agreement(s) with
         Anthem, including financial terms, the term of the agreement, and termination provisions.

Physicians and Healthcare Professionals, page 125

11. Please revise to provide more detail regarding the ownership and operational structure of your joint venture with Anthem.
12. Please revise to clarify the structure of your contractual agreements with your AMG affiliated entities, including Online Care Group and Asana Medical Technologies, including the material terms of these agreements. Please make similar revisions throughout where you discuss AMG, and explain how you receive fees from visits to providers employed by these entities and any payments you make to the affiliated entities.
         Please also file your business support agreements with Online Care Group and Asana
         Medical Technologies, and any other material agreements you have with your affiliated entities.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-16

13. It appears your customers can conduct telehealth visits with your affiliate medical group through your website without purchasing access to an Amwell Platform or Amwell
         Practice. Please expand your revenue recognition policy disclosure for the telehealth visits to address whether you recognize the visit fees on a gross or net basis. Additionally, please provide explanations for your conclusion in accordance with ASC 606-10-55-36 through 55-40.
14. We note your description of your primary and additional products on page 111. Please tell us how you have considered disaggregating revenue by product in accordance with
         ASC 606-10-50-5.
 Keith Anderson
American Well Corp
June 26, 2020
Page 4
Exhibits

15. We note the provider agreements with Online Care Group and LiveHealth Online filed as exhibits to the registration statement. Please revise your disclosure in an appropriate place to explain the significance of these agreements to Amwell and clarify the relationship between Amwell and Online Care Group and LiveHealth Online.
       You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameKeith Anderson
                                                            Division of
Corporation Finance
Comapany NameAmerican Well Corp
                                                            Office of Trade &
Services
June 26, 2020 Page 4
cc:       Michael Kaplan
FirstName LastName